# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ONE Nuclear Energy Inc., CIK 0001846416
CUSIP: 68253E100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 700 S. Rosemary Avenue,, Suite 204,, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000905148-25-001788
Filed by CIK 0001851746

## Reporting persons
- HC VII Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 5,744,999; sole dispositive power 0; shared dispositive power 5,744,999; aggregate amount beneficially owned 5,744,999 (5.3% of the class)
  Comment: (1) The aggregate amount beneficially owned by HC VII Sponsor LLC consists of 5,744,999 shares of common stock, par value $0.0001 per share ("Common Stock") held directly by HC VII Sponsor LLC.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by HC VII Sponsor LLC is based on 108,258,979 shares of Common Stock outstanding as of September 23, 2026, as reported in the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on September 29, 2026.
- Hennessy Capital Group LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,744,999; sole dispositive power 0; shared dispositive power 5,744,999; aggregate amount beneficially owned 5,744,999 (5.3% of the class)
  Comment: (1) The aggregate amount beneficially owned by Hennessy Capital Group LLC consists of 5,744,999 shares of Common Stock held directly by HC VII Sponsor LLC.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by Hennessy Capital Group LLC is based on 108,258,979 shares of Common Stock outstanding as of September 23, 2026, as reported in the Issuer's current report on Form 8-K filed with the Commission on September 29, 2026.
- HENNESSY DANIEL J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,744,999; sole dispositive power 0; shared dispositive power 5,744,999; aggregate amount beneficially owned 5,744,999 (5.3% of the class)
  Comment: (1) The aggregate amount beneficially owned by Daniel J. Hennessy consists of 5,744,999 shares of Common Stock held directly by HC VII Sponsor LLC.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by Daniel J. Hennessy is based on 108,258,979 shares of Common Stock outstanding as of September 23, 2026, as reported in the Issuer's current report on Form 8-K filed with the Commission on September 29, 2026.
- Hennessy Thomas D: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 750,000; shared voting power 5,744,999; sole dispositive power 750,000; shared dispositive power 5,744,999; aggregate amount beneficially owned 6,494,999 (6% of the class)
  Comment: (1) The sole voting power and sole dispositive power beneficially owned by Thomas D. Hennessy consists of 750,000 shares of Common Stock held directly by Thomas D. Hennessy.
  
  (2) The aggregate amount beneficially owned by Thomas D. Hennessy consists of (i) 5,744,999 shares of Common Stock held directly by HC VII Sponsor LLC and (ii) 750,000 shares of Common Stock held directly by Thomas D. Hennessy.
  
  (3) The percentage of the shares of Common Stock reported beneficially owned by Thomas D. Hennessy is based on 108,258,979 shares of Common Stock outstanding as of September 23, 2026, as reported in the Issuer's current report on Form 8-K filed with the Commission on September 29, 2026.

## Item 1. Issuer
Name of issuer: ONE Nuclear Energy Inc.
Address of issuer's principal executive offices: 700 S. Rosemary Avenue, Suite 204, West Palm Beach, FL 33401

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of HC VII Sponsor LLC, Hennessy Capital Group LLC, Daniel J. Hennessy, and Thomas D. Hennessy (collectively, the "Reporting Persons"). Hennessy Capital Group LLC is the sole manager of HC VII Sponsor LLC. Daniel J. Hennessy and Thomas D. Hennessy are the managing members of Hennessy Capital Group LLC. Consequently, each of Hennessy Capital Group LLC, Daniel J. Hennessy, and Thomas D. Hennessy may be deemed the beneficial owner of securities held by HC VII Sponsor LLC and has shared voting and dispositive power over such securities.
Address of principal business office or, if none, residence: 195 US Hwy 50, Suite 207, Zephyr Cove, NV 89448
Citizenship: HC VII Sponsor LLC is a Nevada limited liability company. Hennessy Capital Group LLC is a Delaware limited liability company. Each of Daniel J. Hennessy and Thomas D. Hennessy is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2026, each of HC VII Sponsor LLC, Hennessy Capital Group LLC, and Daniel J. Hennessy may be deemed the beneficial owner of 5,744,999 shares of Common Stock, consisting of 5,744,999 shares of Common Stock held directly by HC VII Sponsor LLC.

As of September 30, 2026, Thomas D. Hennessy may be deemed the beneficial owner of 6,494,999 shares of Common Stock, consisting of (i) 5,744,999 shares of Common Stock held directly by HC VII Sponsor LLC and (ii) 750,000 shares of Common Stock held directly by Thomas D. Hennessy.
Percent of class: As of September 30, 2026, each of HC VII Sponsor LLC, Hennessy Capital Group LLC, and Daniel J. Hennessy may be deemed the beneficial owner of approximately 5.3% of the shares of Common Stock outstanding, and Thomas D. Hennessy may be deemed the beneficial owner of approximately 6.0% of the shares of Common Stock outstanding. These percentages are based on 108,258,979 shares of Common Stock outstanding as of September 23, 2026, as reported in the Issuer's current report on Form 8-K filed with the Commission on September 29, 2026.
Sole power to vote or to direct the vote:
HC VII Sponsor LLC: 0
Hennessy Capital Group LLC: 0
Daniel J. Hennessy: 0
Thomas D. Hennessy: 750,000
Shared power to vote or to direct the vote:
HC VII Sponsor LLC: 5,744,999
Hennessy Capital Group LLC: 5,744,999
Daniel J. Hennessy: 5,744,999
Thomas D. Hennessy: 5,744,999
Sole power to dispose or to direct the disposition:
HC VII Sponsor LLC: 0
Hennessy Capital Group LLC: 0
Daniel J. Hennessy: 0
Thomas D. Hennessy: 750,000
Shared power to dispose or to direct the disposition:
HC VII Sponsor LLC: 5,744,999
Hennessy Capital Group LLC: 5,744,999
Daniel J. Hennessy: 5,744,999
Thomas D. Hennessy: 5,744,999

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- HC VII Sponsor LLC: /s/ Daniel J. Hennessy, Daniel J. Hennessy, Managing Member of Hennessy Capital Group LLC, Manager of HC VII Sponsor LLC (10/26/2026)
- Hennessy Capital Group LLC: /s/ Daniel J. Hennessy, Daniel J. Hennessy, Managing Member (10/26/2026)
- HENNESSY DANIEL J: /s/ Daniel J. Hennessy, Daniel J. Hennessy (10/26/2026)
- Hennessy Thomas D: /s/ Thomas D. Hennessy, Thomas D. Hennessy (10/26/2026)